615 East Michigan Street
Milwaukee, WI  53202

James R. Schoenike
        President

   February 12, 2009

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Cullen Funds Trust
File Nos.: 333-33302 and 811-09871
REQUEST FOR ACCELERATION

Dear Sir or Madam:

As the principal underwriter of Cullen High Dividend Equity Fund and Cullen International High Dividend Fund (“the Funds”), pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the amendment to the Fund’s registration statement filed on behalf of the Funds on February 12, 2009 be accelerated to on or before March 16, 2009.  Our desire to accelerate the effectiveness is based on current demand for the Funds in the retirement plan market.

 Respectfully,

    /s/ James Schoenike

James Schoenike

cc:	Mr. Jeff Battaglia
Ms. Daphne Roy

Quasar Distributors, LLC
(414)  287-3994  Ÿ (414) 905-7939 fax
james.schoenike@usbank.com